THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)


                                 April 17, 2006

H. Christopher Owings
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Fuego Entertainment, Inc.
     Registration Statement on Form SB-2 (Amendment 8)
     File No.  333-127612
     Filed August 19, 2005

Dear Mr. Owings:

We are writing in response to your comment letter dated April 14, 2006 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments.

     1. Please be advised that the website cited in your comment No. 1 erroneously cited Fuego as the licensee. While Mr. Cancio is involved in this project, Fuego has no involvement whatsoever.

     2.   Fuego has no relationship with Juan Pablos Santos.

     3.   We have included this disclosure as requested.

     4. There are no limitations with respect to the Royalty Agreement. No official decision has been made whether this show will ever happen. The producer of the Havana Night Show has not decided whether or not to present the show in Puerto Rico, therefore no producer/promoter has been chosen. At this point Viashow is exploring the possibility of bringing the show to Puerto Rico and Mr. Cancio is assisting in that process by collaborating with his know how and experience in the musical tour arena. Because Mr. Cancio is assisting Viashow in this preliminary process and decision making, if and when this show is to take place, Fuego Entertainment for its collaboration and participation will receive 20% of the net revenues generated by the show in Puerto Rico. No additional investment will be required of Fuego Entertainment.

     5. There is absolutely no business or personal relationship between Mr. Cancio/ Fuego Entertainment and Mr. Casavant related to the Five City Tour or any other business. Mr. Casavant was invited to invest in the Five City Tour by the Producer of the show. Mr. Casavant thru his trust invested in the tour, however this does not imply the existence of a relationship between Mr. Cancio, Fuego Entertainment and Mr. Cassavant.

     6. The fact that the parties are collectively referred as the "investor" is due to the legal language chosen by Viashow's attorney who drafted the agreement. This does not imply that the parties invested collectively or invested an equal amount of money. While Fuego has made a monetary investment, Fuego's real investment for which it is receiving 20% royalty was based on the fact that Mr. Cancio happens to be Cuban and a producer and promoter of Cuban acts. Mr. Cancio assisted in the preparation, pre-production of the tour, specifically in the presentation of the Miami show, which happens to be the city where Mr. Cancio resides and has produced most of his events.

     7. There is no liability as the full amount of the investment of $1.5 million was paid in full prior to signing the agreement and the presentation of the first Miami show.

     8.   The Royalty Agreement has been re-filed with Exhibit A attached.

     9. The website has been taken down to be revised to reflect the current situation as disclosed in our response to prior comment No. 12.

     10. We believe that we are within the 135 day time frame set forth in Item 310(g) of Regulation S-B and updated financial statements are not yet required as of the date of this filing.

     11. Certain portions of episodes involving Mr. Pulliccino will, in fact, be used in the final production version. Further, the production costs associated with the portions of the episodes not to be used are approximately $1,800 which is immaterial and does not require adjustment. We ask that you reconsider this comment in light of this response.

     12. We have revised the undertakings as required by Item 512, however, we note that you cite Item (a)(4), which appears to only apply to a foreign private issuer, and Item 512(e), which applies to those issuers that are incorporating by reference annual and/or quarterly reports into the registration statement. Neither of these cited Items appear to apply to this filing. Please advise if we are misunderstanding these provisions of the referenced Item.

     13.  We have revised accordingly.


Please do not hesitate to contact us if you have any further questions.

Very truly yours,



/s/ William D. O'Neal
------------------------------
William D. O'Neal